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                              February 2, 2024

       Esteban Saldarriaga
       Chief Executive Officer
       Logistic Properties of the Americas
       Plaza Tempo, Edificio B
       Oficina B1, Piso 2
       San Rafael de Escaz
       San Jos  , Costa Rica

                                                        Re: Logistic Properties
of the Americas
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed January 6,
2024
                                                            File No. 333-275972

       Dear Esteban Saldarriaga:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4

       If we are unable to complete a PIPE or otherwise raise funds to meet the Minimum Cash
       Condition ...., page 53

   1. Please revise to provide additional disclosure regarding the risks associated with obtaining
                                                        PIPE financing on terms
not favorable to you, including the impact upon non-redeeming shareholders, including
dilution in percentage ownership, potential pricing of the PIPE financing below the
amount per share in the trust and the dilution in book value per share.
 Esteban Saldarriaga
FirstName  LastNameEsteban     Saldarriaga
Logistic Properties of the Americas
Comapany2,NameLogistic
February    2024           Properties of the Americas
February
Page 2 2, 2024 Page 2
FirstName LastName
Financial Projections, page 109

2. Please disclose the projections that Marshall & Stevens extended through 2030 and the assumptions underlying such projections. We note that such projections were utilized by
         Marshall & Stevens and are therefore material to investors in understanding the calculations utilized in rendering the fairness opinion.
Management of Pubco Following the Business Combination, page 200

3. Please provide the compensation information required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. Please also discuss any changes planned to the compensation as a result of this business combination and becoming a public company.
Index to Financial Statements, page F-1

4. We note the audited financial statements of Latam Logistic Properties, S.A. are older than
         12 months. Please update your financial statements and related disclosure pursuant to Item
         14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Michael L. Fitzgerald, Esq.